EXHIBIT 17.2

February 3, 2005

To: The Boards of Directors of Image Innovations Holdings Inc. ("Holdings") and Image Innovations Inc. ("Image"); (together the "Companies").

I herby give notice that I am, effective immediately, resigning my positions as a director of Holdings and Image.

My resignation is caused by my concern with the corporate governance of Holdings, and its business ethics, as they relate to my termination as the President and CEO of the Companies, and related issues.

On October 19, 2004, I was terminated as President and CEO of both of the Companies, without cause, notice, or pay of lieu. I have been unable to access the Companies' offices since that time, and unable to participate in its day to day business. Despite my written (through counsel) and verbal requests, no disclosure of my termination has been made to the SEC or the public at large.

Following my termination, I entered into negotiations with Holdings, through Mr. Armenakis, in respect of severance. My counsel was advised, in December, 2004, that the terms of a severance package had been reviewed and approved by Mr. Gononsky, Mr. Radcliffe, Mr. Sinclair and (presumably) himself. Subsequently, my counsel has been advised the Board does not intend to honour this commitment and that no severance will be offered or provided.

Further, I am the legal and beneficial owner of 700,000 shares in Holdings which, upon issuance, were provided to Mr. Derek Sinclair by Holdings's transfer agent. Despite numerous requests from my counsel, Mr. Sinclair and the company have refused to provide me with the share certificates related to these shares. Holdings has also, during the above negotiation, improperly refused to return them to me until I entered into restrictions on my ability to sell the shares as part of the provision of severance.

I am saddened at having to tender these resignations, especially in the circumstances outlined above.


Alain Kardos